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TYPE:  SC 13D/A
SEQUENCE:  1
DESCRIPTION:  SCHEDULE 13D-AMENDMENT NO. 3






               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (AMENDMENT NO. 3)

                       CROWN VANTAGE, INC.
                        (NAME OF ISSUER)

                   COMMON STOCK, NO PAR VALUE
                 (TITLE OF CLASS OF SECURITIES)

                            228622106
                         (CUSIP NUMBER)

                        C. Derek Anderson
             Plantagenet Capital Management, L.L.C.
                456 Montgomery Street, Suite 200
                 San Francisco, California 94104
                         (415) 433-6536

    (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
             TO RECEIVE NOTICES AND COMMUNICATIONS)

                        February 25, 2000
                  (DATE OF EVENT WHICH REQUIRES
                    FILING OF THIS STATEMENT)

   If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule
13d-1(b)(3) or (4), check the following box:  [ ]

   Check the following box if a fee is being paid with this statement: [ ]

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CUSIP NO. 228622106             13D		      Page 2 of 9


1  NAME OF REPORTING PERSONS    Plantagenet Capital Fund II, L.P.

   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) [ ]
                                                          (b) [x]
3  SEC USE ONLY

4  SOURCE OF FUNDS                                             WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)                              [ ]

6  CITIZEN OR PLACE OF ORGANIZATION               Cayman Islands

NUMBER OF       7     SOLE VOTING POWER                        0
SHARES
BENEFICIALLY    8     SHARED VOTING POWER                876,100
OWNED BY EACH
REPORTING       9     SOLE DISPOSITIVE POWER                   0
PERSON WITH
                10    SHARED DISPOSITIVE POWER           876,100

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
   REPORTING PERSON                                       876,100

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES                                             [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        8.3%

14 TYPE OF REPORTING PERSON                                    PN

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CUSIP NO. 228622106             13D		      Page 3 of 9


1  NAME OF REPORTING PERSONS       Plantagenet Capital Fund, L.P.

   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) [ ]
                                                          (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS                                             AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)                              [ ]

6  CITIZEN OR PLACE OF ORGANIZATION                Cayman Islands

NUMBER OF       7     SOLE VOTING POWER                        0
SHARES
BENEFICIALLY    8     SHARED VOTING POWER                876,100
OWNED BY EACH
REPORTING       9     SOLE DISPOSITIVE POWER                   0
PERSON WITH
                10    SHARED DISPOSITIVE POWER           876,100

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
   REPORTING PERSON                                       876,100

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES                                             [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        8.3%

14 TYPE OF REPORTING PERSON                                    PN

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CUSIP NO. 228622106             13D		      Page 4 of 9


1  NAME OF REPORTING PERSONS                  Plantagenet Capital
                                               Management, L.L.C.

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) [ ]
                                                          (b) [x]
3  SEC USE ONLY

4  SOURCE OF FUNDS                                             AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)                              [ ]

6  CITIZEN OR PLACE OF ORGANIZATION                      Delaware

NUMBER OF       7     SOLE VOTING POWER                        0
SHARES
BENEFICIALLY    8     SHARED VOTING POWER                876,100
OWNED BY EACH
REPORTING       9     SOLE DISPOSITIVE POWER                   0
PERSON WITH
                10    SHARED DISPOSITIVE POWER           876,100

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
   REPORTING PERSON                                       876,100

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES                                    [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        8.3%

14 TYPE OF REPORTING PERSON                                    OO

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CUSIP NO. 228622106             13D		      Page 5 of 9


1  NAME OF REPORTING PERSONS                   John J. Zappettini

   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) [ ]
                                                          (b) [x]
3  SEC USE ONLY

4  SOURCE OF FUNDS                                             AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)                              [ ]

6  CITIZEN OR PLACE OF ORGANIZATION      United States of America

NUMBER OF       7     SOLE VOTING POWER                        0
SHARES
BENEFICIALLY    8     SHARED VOTING POWER                876,100
OWNED BY EACH
REPORTING       9     SOLE DISPOSITIVE POWER                   0
PERSON WITH
                10    SHARED DISPOSITIVE POWER           876,100

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
   REPORTING PERSON                                       876,100

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES                                             [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        8.3%

14 TYPE OF REPORTING PERSON                                    IN

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CUSIP NO. 228622106             13D		      Page 6 of 9


1  NAME OF REPORTING PERSONS                    C. Derek Anderson

   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) [ ]
                                                          (b) [x]
3  SEC USE ONLY

4  SOURCE OF FUNDS                                             AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)                              [ ]

6  CITIZEN OR PLACE OF ORGANIZATION      United States of America

NUMBER OF       7     SOLE VOTING POWER                        0
SHARES
BENEFICIALLY    8     SHARED VOTING POWER                876,100
OWNED BY EACH
REPORTING       9     SOLE DISPOSITIVE POWER                   0
PERSON WITH
                10    SHARED DISPOSITIVE POWER           876,100

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
   REPORTING PERSON                                       876,100

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES                                    [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        8.3%

14 TYPE OF REPORTING PERSON                                    IN

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CUSIP NO. 228622106             13D		      Page 7 of 9


   This Amendment No. 3 amends the Schedule 13D (the "Schedule 13D") initially filed on October 2, 1998, as amended by Amendment No. 2 to Schedule 13D filed on August 30, 1999, with respect to common stock, no par value (the "Shares") of Crown Vantage, Inc., a Virginia corporation ("Crown Vantage"), whose principal executive offices are located at 4445 Lake Forest Drive, Suite 700, Cincinnati OH 45242, and as amended by Amendment No. 1 to
Schedule 13D filed on February 23, 1999, also with respect to the Shares of Crown Vantage.

   Unless otherwise defined herein, each capitalized term used herein has the same meaning ascribed to it in the Schedule 13D.

Item 4.  Purpose of Transaction

   Item 4 is hereby amended and restated as follows:

   The Reporting Persons believe that current Crown Vantage management cannot be expected to take the steps necessary to enhance shareholder value in the near term, and that the long term plans of Crown Vantage's current management are of doubtful value. The Reporting Persons do not believe that they can be viewed as passive investors with respect to Crown Vantage, inasmuch as the Reporting Persons are considering taking some or all of the following actions:

   1. Seeking the replacement Crown Vantage's current management by persons more committed to increasing shareholder value.

   2. Seeking the sale of Crown Vantage to a third party buyer, if such a buyer can be located.

   3. Proposing resolutions for adoption by Crown Vantage shareholders at the next annual shareholders meeting recommending that the board of directors of Crown Vantage take all steps necessary or appropriate to effect the sale of Crown Vantage.

   4. Proposing resolutions for adoption by Crown Vantage shareholders at the next annual shareholders meeting recommending that the board of directors terminate Crown Vantage's Stockholder Rights Plan.

   5. Proposing resolutions for adoption by Crown Vantage shareholders at the next annual shareholders meeting recommending that the board of directors establish a special committee composed of directors who are not members of Crown Vantage management, such committee being instructed to retain qualified investment bankers for the purpose of identifying potential acquirors of Crown Vantage and to conduct and conclude negotiations looking to the sale of Crown Vantage.

   6. Soliciting proxies at the next annual shareholders meeting to elect directors committed to the foregoing.

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CUSIP NO. 228622106             13D		      Page 8 of 9


   7. Seeking to obtain a list of Crown Vantage shareholders in order to facilitate discussions among shareholders concerning the implementation of some or all of the above steps.

   The Reporting Persons have not reached any conclusions as to any of the foregoing alternatives.

   The Reporting Persons intend to continuously review their investment in Crown Vantage and may in the future change their present course of action and decide to pursue one of the alternatives discussed above. The Reporting Persons may determine to dispose of all or a portion of the Shares which they own or may hereafter acquire. In reaching any conclusion as to the foregoing, the Reporting Persons will take into consideration various factors, such as Crown Vantage's business and prospects, other developments concerning Crown Vantage, other business opportunities available to the Reporting Persons, developments with respect to the business of any of the Reporting Persons, and general economic and stock market conditions.

   On February 17, 2000, the Reporting Persons initiated a preliminary investigation into the July 9, 1999 sale by Crown Vantage of its pulp and paper mills in Berlin and Gorham, New Hampshire, to American Tissue Corporation for $45 million in cash and the assumption of liabilities (the "Transaction"). Counsel for the Reporting Persons sent a letter, dated February 17, 2000, to Robert A. Olah, President and Chief Executive Officer of Crown Vantage, informing him of this investigation and asserting the Reporting Persons' right under Sections 13.1-771 and 772 of the Virginia Stock Corporation Act to inspect and copy all corporate documents relating to the Transaction. A true and correct copy of such letter is attached hereto as Exhibit I.

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CUSIP NO. 228622106             13D		      Page 9 of 9


                            SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  February 25, 2000

                         PLANTAGENET CAPITAL FUND II, L.P.

                         By:PLANTAGENET CAPITAL PARTNERS, L.P.,
                            its General Partner

                         By:PLANTAGENET CAPITAL MANAGEMENT,
                            L.L.C.,
                            its General Partner

                         By:/s/ C. Derek Anderson
                            ________________________________
                            Name:   C. Derek Anderson
                            Title:  Senior Managing Partner


                         PLANTAGENET CAPITAL PARTNERS, L.P.

                         By:PLANTAGENET CAPITAL MANAGEMENT,
                            L.L.C.,
                            its General Partner

                         By:/s/ C. Derek Anderson
                            ________________________________
                            Name:   C. Derek Anderson
                            Title:  Senior Managing Partner


                         PLANTAGENET CAPITAL MANAGEMENT, L.L.C.

                         By:/s/ C. Derek Anderson
                            ________________________________
                            Name:   C. Derek Anderson
                            Title:  Senior Managing Partner


                         /s/ John J. Zappettini
                         ___________________________________
                         John J. Zappettini


                         /s/ C. Derek Anderson
                         __________________________________
                         C. Derek Anderson